February 12, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Acceleration Request for Registration Statement on Form S-1, as amended
File No. 333- 283106

Requested Date: February 14, 2025

Requested Time: 4:15 P.M. Eastern Time

Dear Ms. Yale and De Lorenzo,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JFB Construction Holdings (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 4:15 p.m., Eastern Time on February 14, 2025, or such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.

By separate letter, the representatives of the underwriters of this offering of securities hereby proposed to be registered, join this request for acceleration. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

Once the Registration Statement has been declared effective, the Company would appreciate if you could notify our counsel, Ms. Gina Austin, Esq. of Austin Legal Group, APC, at 619-924-9600. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Austin Legal Group, APC, Attention: Gina Austin.

Sincerely,

JFB Construction Holdings

By:	/s/ Joseph F. Basile, III
Name:	Joseph F. Basile, III
Title:	Chief Executive Officer and Chairman